Exhibit 99.1

PRESS RELEASE
REGULATED INFOMATION

Publication relating to a transparency notification

Mont-Saint-Guibert (Belgium), July 14, 2021, 10:30pm CET / 4:30pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

On July 12, 2021, Nyxoah received a transparency notification from Deerfield Partners, L.P. following the acquisition of voting securities or voting rights on July 7, 2021 after which Deerfield Partners, L.P. holds 899,300 shares, representing 3.60% of the total number of voting rights on July 7, 2021 (25,002,609).

The notification dated July 12, 2021 contains the following information:

•	Reason for the notification: acquisition of voting securities or voting rights
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:
-	James E. Flynn
-	Deerfield Partners, L.P. (with address at 345 Park Ave S, 12th FL, New York, NY 10010 United States)
-	Deerfield Mgmt, L.P. (with address at 345 Park Ave S, 12th FL, New York, NY 10010 United States)
-	J.E. Flynn Capital, LLC (with address at 345 Park Ave S, 12th FL, New York, NY 10010 United States)
-	Deerfield Management Company, L.P. (with address at 345 Park Ave S, 12th FL, New York, NY 10010 United States)
-	Flynn Management LLC (with address at 345 Park Ave S, 12th FL, New York, NY 10010 United States)
•	Date on which the threshold was crossed: July 7, 2021
•	Threshold that is crossed: 3%
•	Denominator: 25,002,609
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
James E. Flynn	0	0	0	0.00%	0.00%
Deerfield Partners, L.P.	0	899,300	0	3.60%	0.00%
TOTAL		899,300	0	3.60%	0.00%

•	Chain of controlled undertakings through which the holding is effectively held: Deerfield Partners, L.P. is controlled by (i) Deerfield Mgmt L.P., which is controlled by J.E. Flynn Capital, LLC and (ii) Deerfield Management Company, L.P., which is controlled by Flynn Management LLC. Both Flynn Management LLC and J.E. Flynn Capital, LLC are controlled by James E. Flynn.

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Contact:

Nyxoah

Fabian Suarez, Chief Financial Officer

fabian.suarez@nyxoah.com

+32 10 22 24 55

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